SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  March 2, 2007

Commission File Number 000-50634

TANZANIAN ROYALTY EXPLORATION CORPORATION

 (Registrant's name)

93 Benton Hill Road

Sharon, CT  06069

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's Report of Voting Results of the Annual General Meeting of Shareholders held on February 26, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation

(Registrant)

“James Sinclair”

Date:   March 2, 2007

James E. Sinclair, Chief Executive Officer

Exhibit 1

TANZANIAN ROYALTY EXPLORATION CORPORATION

(the “Corporation”)

Annual General Meeting of Shareholders

held on

February 26, 2007

REPORT OF VOTING RESULTS

Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

Of the proxies received, the following shares were voted For/Withheld:

1.

Fix the Number of Directors

The following were the results to fix the number of directors at nine (9):

Votes For	%	Votes Withheld
56,148,798	100	0

2.

Election of Directors

The following were the results of the election of directors of the Company:

Name of Nominee	Votes For	%	Votes Withheld
James E. Sinclair	56,162,748	99.93	40,730
Victoria Luis	56,160,727	99.92	42,751
Marek J. Kreczmer	55,489,405	98.73	714,073
Anton Esterhuizen	56,152,437	99.91	51,041
William Harvey	56,160,527	99.92	42,951
Ulrich Rath	56,148,524	99.90	54,954
Rosalind Morrow	56,112,177	99.84	91,301
Norman Betts	56,160,877	99.92	42,601
Jonathan Deane	56,161,437	99.93	42,041

3.

Appointment of Auditors

The following were the results to appoint KPMG LLP as auditors of the Company and authorizing the Directors to fix auditor’s remuneration:

Votes For	%	Votes Withheld
56,180,497	99.96	22,981

TANZANIAN ROYALTY EXPLORATION CORPORATION

“Helen Hansen”

Helen Hansen, Corporate Secretary